SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,339,994
	8	SHARED VOTING POWER 27,524,562
	9	SOLE DISPOSITIVE POWER 17,339,994
	10	SHARED DISPOSITIVE POWER 27,524,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,864,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,596,463
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,596,463
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,101,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Esther Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,945,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,945,113
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 8 Pages

Explanatory Note

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) amends Amendment No. 16 to Schedule 13D (“Amendment No. 16”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018 and amended Amendment No. 15 to Schedule 13D (“Amendment No.15”), which was filed with the SEC on March 1, 2018 and amended Amendment No. 14 to Schedule 13D (“Amendment No.14”), which was filed with the SEC on January 22, 2018 and amended Amendment No. 13 to Schedule 13D (“Amendment No. 13”), which was filed with the SEC on January 10, 2018 and amended Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which was filed with the SEC on December 7, 2017 and amended and restated in its entirety the Schedule 13D and amendments thereto filed by Barry D. Zyskind, George Karfunkel, Leah Karfunkel and Esther Zyskind (collectively, the “Group”), with respect to the common stock, $0.01 par value per share (the “Shares”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).

Except as set forth below, all previous Items and disclosure set forth in Amendment No. 12, as amended by Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 are unchanged.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended by inserting the following at the end of the section entitled “Equity Commitment Letters” of such Item:

“On July 23, 2018, Parent entered into a subscription agreement (the “Enstar Agreement”) by and among Parent, Enstar Group Limited (“Enstar”), and, for certain limited purposes set forth therein, K-Z LLC and Trident Pine Acquisition LP (“Trident Pine”), and a subscription agreement (the “MDP Agreement” and, together with the Enstar Agreement, the “Subscription Agreements”) by and among Parent, an entity (“MDP Investor”) controlled by Madison Dearborn Partners (“MDP”) and, for certain limited purposes set forth therein, K-Z LLC and Trident Pine, pursuant to which, and subject to the conditions set forth therein, Enstar and MDP agreed to purchase equity in Parent in an aggregate amount of $200,000,000 and $150,000,000, respectively (together with the other transactions described in this section, the “Equity Financing”). Each Subscription Agreement is subject to customary conditions.

Certain investment funds affiliated with MDP have provided a commitment letter to MDP Investor, in support of the MDP Agreement (the “MDP Commitment Letter”).

The aggregate amount of equity financing provided to Parent by Trident Pine and K-Z LLC pursuant to the Commitment Letters will be reduced pro rata by the aggregate amount of equity financing provided to Parent pursuant to the Subscription Agreements.

The foregoing summaries of the Subscription Agreements and the MDP Commitment Letter do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Subscription Agreements and the MDP Commitment Letter copies of which are attached hereto as Exhibit 99.14, Exhibit 99.15 and Exhibit 99.16 respectively, and the terms of which are incorporated herein by reference.”

CUSIP No. 032359309	13D	Page 7 of 8 Pages

Item 7.	Material to Be Filed as Exhibits.

99.14	Subscription Agreement, dated July 23, 2018, by and among Evergreen Parent, L.P., Enstar Group Limited, and, for certain limited purposes set forth therein, K-Z Evergreen, LLC and Trident Pine Acquisition LP.
99.15	Subscription Agreement, dated July 23, 2018, by and among Evergreen Parent, L.P., MDP Investor and, for certain limited purposes set forth therein, K-Z Evergreen, LLC and Trident Pine Acquisition LP.
99.16	MDP Commitment Letter, dated July 23, 2018, by and among certain funds affiliated with Madison Dearborn Partners and MDP Investor.

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2018

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

/s/ Esther Zyskind
Esther Zyskind